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                                                                   EXHIBIT 4(Q)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              2929 ALLEN PARKWAY
                             HOUSTON, TEXAS 77019

                           DEATH BENEFIT ENDORSEMENT

This Endorsement is made a part of the individual annuity contract or group annuity contract or certificate to which it is attached (the "Contract"). This Endorsement shall supersede any inconsistent provisions of the Contract or any endorsement issued prior to or concurrent with this Endorsement.

The following additional provisions shall apply to any death benefit prior to the Annuity Period that is determined under Section 4 of the Contract. The term "You" as used in this Endorsement means the person who is the measuring life for the death benefit, which may be the Contract Owner, Participant or Annuitant depending on the term specified in the Contract to which this Endorsement is attached.

    1. If the total amount of any death benefit payable from the Fixed Interest Options and Variable Investment Options of the Contract exceeds the Accumulation Value as of the date we receive proof of death, such total death benefit shall not exceed an Adjusted Purchase Payment Amount, determined as follows:

       a) On the Contract Date the Adjusted Purchase Payment Amount shall be the sum of all Purchase Payments under the Contract. On any date after the Contract Date the Adjusted Purchase Payment Amount shall be increased by additional Purchase Payments made to the Contract, and reduced proportionately by all prior Gross Withdrawals in the manner described in 1(c) below. Until You attain age 70, the Adjusted Purchase Payment Amount shall be further increased with interest at the annual rate specified in Section 2 below.

       b) Gross Withdrawals shall include all withdrawals and associated fees and charges as well as any portion of the Accumulation Value that has been applied for an Annuity Income Option.

       c) Each Gross Withdrawal shall result in a proportionate reduction in the Adjusted Purchase Payment Amount, determined by multiplying the Adjusted Purchase Payment Amount, measured immediately prior to the Gross Withdrawal, by a fraction. Such fraction shall be equal to the Gross Withdrawal divided by the Accumulation Value immediately prior to the Gross Withdrawal.

    2. The interest rate used in determining any death benefit payable under the Contract, where death occurs prior to attaining age 70, shall be [2.0]%.

All other terms and conditions of the Contract (as modified by any other endorsement issued therewith) remain unchanged. Signed for the Company to be effective on the Date of Issue.

                 THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                 /s/ MARY L. CAVANAUGH

                 Mary L. Cavanaugh
                 Secretary

DBE-303